Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 22, 2015

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Post-effective Amendment No. 1 to Form S-1 on Form S-3
Filed June 25, 2015
File No. 333-193882

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 8, 2015, relating to the above-captioned Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Post-Effective Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that your registration statement File No. 333-193882 was declared effective on June 16, 2014 and served as a post-effective amendment to File No. 333-178061. That registration statement included your audited financial statements for the year ended December 31, 2013 and should have been updated pursuant to Section 10(a)(3) on or before April 30, 2015. Please tell us whether you made offers and sales during the period in which your audited financial statements were not current. If offers and sales were conducted, please provide us with an analysis of your compliance with Section 5 of the Securities Act.

We respectfully advise the Staff that no offers or sales were made during the period in which the Company’s audited financial statements were not current.

2.	It appears you are seeking to register the resale of up to 31,266,523 shares of your common stock yet, the underlying registration statement on Form S-1, File No. 333- 193882, registered the resale of 7,795,075 shares. Please be advised that Rule 413 of the Securities Act does not permit the registration of additional shares by post-effective amendment. To the extent you wish to register additional shares, you must do so on a new registration statement.

We wish to advise the Staff that the reference to 31,266,523 shares was an error and the correct number should be 6,995,993. We have revised the disclosure throughout the Registration Statement to correct this error. We therefore respectfully believe this comment is no longer applicable.

3.	Please provide us with an analysis as to why you believe you are eligible to register your primary offering of 11,000,000 ordinary shares and 900,000 warrants on Form S-3.

We respectfully advise the Staff that the Company is eligible to register the primary offering of the 11,000,000 ordinary shares and 900,000 warrants pursuant to Instruction I.B.4 of Form S-3, which covers securities to be offered upon the exercise of outstanding warrants and options. The Company delivered the information required by I.B.4(b) and I.B.4(c) to the holders of such warrants and options within 12 months prior to the filing of the Registration Statement.

4.	Please revise to ensure that the number of shares being registered is consistent throughout your filing. For example, we note that there is a different disclosed number of shares being offered for resale in each of the prospectus cover page, “The Offering” on page five, and “Selling Securityholders” on page 18.

We have revised the disclosure throughout the Registration Statement as requested.

Selling Securityholders, page 19

5.	For any selling securityholder that is a legal entity, please identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling securityholder. For further guidance, please refer to Question 140.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

We have revised the disclosure in the Registration Statement as requested.

Acquisition of Resale Securities, page 21

6.	Please briefly describe all the transactions pursuant to which the selling securityholders acquired the securities being offered for resale.

We respectfully submit that all transactions pursuant to which the selling securityholders acquired the securities being offered for resale have been described as required.

Exhibit Index

7.	Please disclose the “Form” and “Filing Date” for your legal opinions by Maples & Calder and Graubard Miller, respectively.

We have revised the Exhibit Index in the Registration Statement to disclose the “Form” and “Filing Date” for the legal opinions by Maples and Calder and Graubard Miller, respectively, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant
cc:	Mr. Jose Daes